UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Share Purchase Agreement in Respect of One Eighty Holdings Ltd

On June 26, 2023, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), as the issuer, and its wholly owned subsidiary, Starbox Global Ltd., a British Virgin Islands company (“Starbox Global”), as the buyer, entered into a share purchase agreement (the “Share Purchase Agreement”), with the five current shareholders of One Eighty Holdings Ltd (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Holdings Ltd (“One Eighty”), a Cayman Islands company, as the target company.

Pursuant to the Share Purchase Agreement, Starbox Global agreed to acquire 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty (the “Sale Shares”), representing 51% of the issued share capital in One Eighty, from the One Eighty Shareholders. In consideration of the sale of Sale Shares, the Company agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of the Company with an aggregate value of $52,530,000 (the “Consideration Shares”) in two tranches. 8,755,000 Consideration Shares will be issued to the One Eighty Shareholders on or about July 10, 2023 and the remaining 8,755,000 Consideration Shares will be issued on September 1, 2023, subject to the satisfaction by the One Eighty Shareholders of their obligations under the Share Purchase Agreement.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is filed as Exhibit 1.1 to this Form 6-K.

The Share Purchase Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on June 23, 2023.

Exhibit Index

Exhibit No.	Description
10.1	Share Purchase Agreement among the Company, Starbox Global, and the One Eighty Shareholders dated June 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: June 26, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer